

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2020

David Morris
Chief Financial Officer
RBB Bancorp
1055 Wilshire Boulevard
Suite 1200
Los Angeles, California 90017

      Re: RBB Bancorp
         Form 10-K for Fiscal Year Ended December 31, 2019
         File No. 001-38149

Dear Mr. Morris:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Finance